Filed by Canadian Superior Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Canada Southern Petroleum Ltd.
Commission File No.: 001-03793

For Immediate Release	June 16, 2006
CANADIAN SUPERIOR ANNOUNCES MAILING OF
TAKEOVER CIRCULAR FOR CANADA SOUTHERN PETROLEUM LTD.
CALGARY, ALBERTA — (CCNMatthews) — Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG) (AMEX:SNG) announced today that its takeover bid for any and all of the issued and outstanding shares of Canada Southern Petroleum Ltd. (“Canada Southern”) (NASDAQ:CSPLF / TSX:CSW) will be mailed by Canadian Superior to all the shareholders of Canada Southern on Monday, June 19, 2006.
Canada Southern is a Calgary based oil and gas company with production in Northeastern British Columbia and the Yukon, and land holdings in the Artic Islands of Canada.
Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations in Western Canada and offshore Trinidad and offshore Nova Scotia.
Canadian Superior holds a large strategic land position in Trinidad and Tobago where some of the most prolific natural gas wells in the world are located in proximity to Canadian Superior’s acreage. Canadian Superior will be commencing the drilling of two back-to-back wells on its “Intrepid” Block 5(c) in the fourth quarter of this year. Canadian Superior has contracted the Kan Tan IV Semi-Submersible Drilling Rig, managed by A. P. Moller — Maersk A/S (“Maersk”), one of the world’s largest offshore drilling and shipping companies. Wells offsetting Canadian Superior’s “Intrepid” Block 5(c) are currently producing over 400 mmcf/day and British Petroleum (“BP”) has recently started producing 800 mmcf/day of natural gas in the area from four of its wells. 15 of BP’s top 25 producing wells in the world are producing in the area of Canadian Superior acreage. Petro-Canada and several other multi-national oil and gas companies, including Total, British Gas, Husky and Apache have expressed interest in participating in the drilling with Canadian Superior on its offshore Trinidad holdings; however, Canadian Superior and its financial partner Challenger Energy Corp. (TSXV:CHA) have elected to drill this prospect solely on their own.
Furthermore, Canadian Superior has 1,293,946 net acres of land holdings offshore Nova Scotia, Canada where it is the largest public company holder of exploration land with six 100% owned exploration licenses.
In addition to its conventional oil and gas operations in Canada, Canadian Superior holds acreage in the heart of Alberta’s Coal Bed Methane (“CBM”) play in the Drumheller, Alberta area where EnCana Corporation has been paying up to $2 million per section of CBM natural gas rights in the area.
Canadian Superior’s Chairman and Chief Executive Officer Greg Noval said today, “I believe the Canadian Superior offer provides Canada Southern shareholders with a superior offer with immediate upside given Canadian Superior’s production base and acreage position in Western Canada and our holdings offshore Nova Scotia and offshore Trinidad. Both Canadian Superior’s and Canada Southern’s shareholders will also be provided with excellent long term value and growth through Canada Southern’s acreage position in the Canadian Arctic.”

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding Canada Southern Petroleum Ltd. common shares described in this announcement has not commenced. At the time the offer is commenced, Canadian Superior’s wholly owned subsidiary will file a tender offer statement with the U.S. Securities and Exchange Commission (“SEC”). The tender offer statement (including an offer to purchase and circular, a related letter of transmittal and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Canada Southern Petroleum Ltd. security holders at no expense to them. In addition, all of those materials (and all other documents filed with the SEC) will be available at no charge on the SEC’s web site (www.sec.gov.)
FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:
Canadian Superior Energy Inc.
Suite 3300, 400 — 3rd Avenue S.W.
Calgary, Alberta
Canada T2P 4H2
Richard Watkins, Director
Phone: (403) 294-1411
Fax: (403) 216-2374
www.cansup.com